Filed by Juniper Networks, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: NetScreen Technologies, Inc.
Commission File No.: 000-33387

The following is a slide presentation to be used by Juniper Networks, Inc. sales personnel for discussions with customers:

Juniper & NetScreen Overview

Details of the Acquisition Transaction = $4 billion stock for stock Individual Company Facts Juniper NetScreen Market Cap $11.5 Billion $2.4Bn Revenue CY2003 $701.4 Million $275.2 Million Cash $1.0 Billion $378 Million

Sep '00 Dec '00 Mar '01 Jun '01 Sep '01 Dec '01 Mar '02 Jun '02 Sep '02 Dec '02 Mar '03 Jun '03 Sep '03 Dec '03 12.2 17.2 19.1 23 26.3 29.7 32 36.4 41.1 51.1 58.3 64.3 71.6 81 $12.2 $17.2 $19.1 $23.0 $26.3 $32.0 $36.4 $41.1 $51.1 $29.7 $58.3 $64.3 $81.0 $71.6 NetScreen's Strong Fundamentals An established market player Over 850 employees worldwide Approx. $2.5 billion market cap* Over $379 million in cash Over 300,000 devices deployed Global support in over 1,100 locations A winning approach Strong financial performance Aggressive R&D investment Growing market share Broad industry recognition 59% revenue growth year-over-year

NetScreen's Leading Market Growth NetScreen continues to gain market share from its competition further validating its purpose-built, hardware-based approach to integrated firewall and VPN solutions. Jeff Wilson, Infonetics Research, July 2003 " " Product revenue growth rate indexed from Q12002. Based on FW/VPN appliance and software product revenues as reported by Infonetics research and publicly available company filings -40% -20% 0% 20% 40% 60% 80% 100% Cumulative Quarterly Growth Q2 CY02 Q3 CY02 Q4 CY02 Q1 CY03 Nortel Nokia/CheckPoint SonicWall Cisco CheckPoint [New Licenses] Q2 CY03 Q1 CY02 Q3 CY03

NetScreen's End-to-End Network Security Solution Site-to-site IPSec VPN Remote access/intranet SSL VPN Solutions optimized for wireless LANs, VoIP Perimeter and core firewall Detect / prevent network and application attacks Centralized management Business Partners Teleworkers Department Servers DMZ Finance HR Sales General Public Mobile Workers Branch Offices Teleworkers General Public Central Management Data Center Inter net

NetScreen's World-Class Enterprise and Carrier Customers Enterprise: Financial, government, education, technology, retail Carriers: 10 of the 15 largest U.S. providers; 9 of the top 10 global University at Buffalo

Why create the Combination? Security and networking technologies are converging The secure networked enterprise Securing the SP infrastructure Security as part of managed services Scale, performance, integration

NetScreen Network Security Depth & Breadth for the Enterprise NetScreen's solutions scale to meet network and security objectives throughout the distributed enterprise Central Site Medium Site Remote Site Central Site Medium Site Small Office/ Telecommuter Network Core Note: Not all products shown Neoteris Secure Access Appliances Neoteris Secure Meeting Appliances

Enhancing Managed IP Services Major US Carrier Corporate (internal) security project with NetScreen systems and central security management Firewall to protect new voice over IP service offered by mobile carrier Firewall aggregation project for secure business connectivity in a virtualized data center Site-to-site VPN projects for large enterprises for legacy network (frame relay) replacement

Juniper & NetScreen Synergies in the marketplace Service Providers SBC, Cox Communications, Telus, Dacom, NTT, China Unicom, China Telecom, Telecom Italia, Telia Enterprises Bloomberg, SIAC, Indiana University, Government Market Partners Ericsson, Siemens, NEC, Hitachi, Alcatel, Extreme Networks, Foundry Networks Solution Partners MicroMuse, Trend, NetIQ, WebSense Evolution of solutions Security hardened networks Anto-virus, Intrusion detection, firewall Network enabled security solutions Managed secure services, VPNs, SSL

NetScreen Approach Validated by the Industry... Industry Awards Analyst Recognition "While the initial acceptance of traditional intrusion detection products was impressive, the adoption rate has been slowed by the complexity of the technology. NetScreen-IDP addresses this dilemma by integrating accurate detection, prevention, analysis, and management features. This combination strengthens the value proposition for making IDP an integral part of an enterprise network's security architecture." --Charles Kolodgy, Research Manager, IDC "NetScreen has a very stable device and platform offered at attractive price and performance points, that is relatively easy to use. In terms of its VPN LAN- interconnections across the enterprise, its platform is practically unmatched in terms of its high-availability capabilities." -- Mark Bouchard, Senior Program Director, META Group

Thank You

This document contains forward-looking statements within the meaning of the federal securities laws including, without limitation, statements regarding the following: the merger transaction and the benefits and synergies of the merger; market and market share growth; and products and technologies and the convergence of technologies. These forward-looking statements are subject to risks and uncertainties as well as assumptions that could cause the actual results of NetScreen Technologies to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the following: the approval of the transaction by the stockholders of Juniper Networks and NetScreen Technologies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; the successful and timely integration of NetScreen Technologies's operations, technologies, employees and management with those of Juniper Networks; the ability to realize the anticipated benefits or synergies of the transaction in a timely manner or at all; fluctuations in the demand for the products of the combined company; possible development or marketing delays relating to product offerings of the combined company; the introduction of new products or technologies and other actions by competitors; and the ability of the combined company to achieve expected operating and financial results. A detailed discussion of other risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements is included Juniper Networks's and NetScreen Technologies's most recent filings with the Securities and Exchange Commission. Juniper Networks undertakes no obligation and does not intend to update these forward-looking statements. FORWARD-LOOKING STATEMENTS

Juniper Networks, Inc. and NetScreen Technologies, Inc. intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Juniper Networks and NetScreen Technologies. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586- 4737) or 408-745-2000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100. Juniper Networks and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Juniper Networks and NetScreen Technologies in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding the directors and executive officers of Juniper Networks is also included in Juniper Networks's proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about March 28, 2003. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from Juniper Networks by contacting Juniper Networks Investor Relations at 888-JUNIPER (888-586-4737) or 408-745-2000. ADDITIONAL INFORMATION AND WHERE TO FIND IT

NetScreen Technologies and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of NetScreen Technologies and Juniper Networks in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus of Juniper Networks and NetScreen Technologies described above. Additional information regarding these directors and executive officers is also included in NetScreen Technologies proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about January 28, 2004. This document is available free of charge at the Securities and Exchange Commission's web site at www.sec.gov and from NetScreen Technologies by contacting NetScreen Technologies Investor Relations at 408-543-2100.